Mail Stop 6010


						August 11, 2005



VIA U.S. MAIL AND FAX (801) 264-8430

Mr. Stephen M. Sill
Vice President, Treasurer and Chief Financial Officer
Security National Financial Corporation
5300 South 360 West
Suite 250
Salt Lake City, Utah 84123

	Re:	Security National Financial Corporation
		Form 10-K for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 0-9341


Dear Mr. Sill:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Financial Statements

Note 1. Significant Accounting Principles

Mortgage Operations

1. Please address the following related to your mortgage operations:

* Clearly describe to us the process by which you sell your loans to investors. Please explain why that process results in you recording a receivable relating to amounts due from the investors.

* Please tell us if you meet all of the criteria of paragraph 9 of SFAS 140 with regards to the mortgages you sell to investors.
Clearly
describe all retained interests and tell us how you account for these retained interests.

* Describe the fees you receive from loan sales. Specifically address how you apply the guidance provided in paragraph 27.c of SFAS 91.

* Please also explain the significant decrease in your receivable as of December 31, 2004 as compared to December 31, 2003.

2. Tell us whether you retain any servicing on the loans you sell, and, if so, describe your accounting.

3. Tell us how you account for your recourse provision referred to in the document and identify the balance sheet caption where you present the amount.

4. Tell us the amount of any gains from the sale of loans that you recorded in each reporting period.

5. Please explain how you account for your commitment to originate loans which will be held for sale. Likewise, address how you account for your agreements to sell mortgage loans to investors such as Fannie Mae and Freddie Mac, i.e. your forward contracts. Specifically address how you apply the guidance in paragraph 3 of SFAS 149.




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3671 if you have questions regarding these comments.


							Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant


Mr. Stephen M. Sill
Security National Financial Corporation
August 11, 2005
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